FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Full Year 2013 & Q4 2013 Earnings Presentation.

2

Full Year 2013 & 4th Quarter 2013 Earnings Webcast March 10, 2014. Buenos Aires, Argentina

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

3 Contents Highlights 2013 Q4 2013 Results Financial Situation Summary 1 2 3 4

4
Crude Oil Production
(2)
(Kbbl/d)
Natural Gas Production
(2)
(Mm  /d)
Highlights 2013 –
Production
(1) Production from fields where YPF is the operator and accounting for a 100% stake (Secretaría de Energía criteria)
(2) Production includes, as from August 1, 2013, a 27% stake with Ramos Joint Venture for exploration and production of hydrocarbon, currently part of YPF Energía Eléctrica.
Total Production
(2)
(Kboe/d)
Production increase reaffirms turn around: first in last 15 years with growth in both oil and gas.
Production growth is higher when YPF is operator: +3.4% in oil and +2.2% in gas
(1)
.

Liquids (Mbbl)
Natural Gas (Mboe)
Highlights 2013 –
Reserves
Total Hydrocarbon (Mboe)
+6.4%
+17.0%
+10.6%
Boosted proved reserves by 10.6%.
Solid results coming from secondary recovery projects, tight gas and shale formations.
979
1,083
2012 2013
590
628
2012 2013
389
455
2012 2013
5
158%
RRR
137%
RRR
185%
RRR
former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.
(1) Approximately 6.5 Mboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by

+41%
Today 68 rigs
Highlights 2013 –
Activity
Increased activity according to plan; additional 15 rigs recently contracted.
Continued investments in Downstream to increase capacity in the long term.
Capex (MARS)
Active Drilling Rigs
(1)
+81.1%
Upstream
• Shale Oil (VM)
• Tight Gas (Lajas)
• Manantiales Behr
• Chachahuén
Downstream
• New Coke Unit
Main projects
(1)  Period end drilling rigs.
16,485
29,848
2012 2013
Upstream Downstream Others
46
65
2012 2013

Highlights 2013 –
Unconventional developments
Shale development
Objective: Vaca Muerta formation
Tight Gas development
Objective: Lajas formation
• Invested over USD 1.3 bn
• More than 100 wells drilled (19 drilling rigs)
• 150+ wells in production
• Launched Factory Drilling Mode;
• Achieved 18 drilling days/well
• Pumped more than 500 frac stages
• 15 New AC, 1500 HP, walking rigs
• 10% increase in 1st year avg. Cum. Prod.
Total gross production (Kboe/d)
• Invested 300 MUSD
• 24 wells drilled  (4 drilling rigs)
• 8 / 10 stage fracs per well
• Net pay: 100 / 300 m (gross 1,000 m)
• Depth (TVD):  2600 / 2800 m
Gross natural gas production (Mm3/d)
5.9
7.9
9.8
13.3
17.3
Q4 12 Q1 13 Q2 13 Q3 13 Q4 13
0.60
0.61 0.65
0.64
0.89
1.53
2.19
2.37
May-13 Jun-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jul-13

Crude processed (kbbl/d) Domestic sales of refined products (Km  )
Highlights 2013 -
Downstream Results
Solid demand growth: +10% in gasoline and +1% in diesel.
Average price increases of 29.8% in gasoline and 25.4% in diesel.
3

Recurring Operating Income (MARS)
Recurring EBITDA (MARS)
Highlights 2013 -
Financial Results
Recurring Net Income (MARS)
Production and sales volume growth, coupled with pricing discipline, led to solid financial results and healthy margins.
Recurring results exclude 855 MARS impact of non cash provision relating to claims arising from discontinuity of gas export contracts to Brazil in 2009.

Contents Highlights 2013 Q4 2013 Results Financial Situation Summary 1 2 3 4 10

Revenues of ARS 25.3 bn (+34.1% vs. Q4 2012)
Crude oil production of 239.3 Kbbl/d (+6.3%)
Natural gas production of 35.5 Mm3/d (+10.2%)
Maintained market share:
Gasoline 54.1% and diesel 56.4% (December 2013)
EBITDA reached ARS 10.6 bn (+110%)
Refineries running at 90% capacity (-2%)
Crude oil processed 287 Kbbl/d
Operating Income was ARS 3.8 bn (+107%)
Net Income was ARS 1.9 bn (+88%)
Total Capex was ARS 11 bn (+62%)
Q4 2013 Results Highlights

In million of ARS
Q4 2013 Operating Income
Operating income reached ARS 3.8 billion during Q4 2013, 107% above same period of 2012, although heavily lifted by the ARS 1.9 bn insurance recovery.
(1)
(1) Includes a receivable advance payment corresponding to insurance covering the incident at the La Plata refinery , the total amount booked was ARS 1,956 million, approximately ARS 1,406 million for material damage affecting the refinery and ARS 550 million for payment on account of loss of income.
1,846
3,820
6,432
2,246
-2,648
-2,120
-1,279
-471
-186
Q4 2012 Revenues Others Purchases Other costs of
sales
DD&A SG&A Exploration
expenses
Q4 2013

Q4 2013 Upstream Results
Upstream operating income grew 42% due to higher revenues driven by an increase of both prices and production of crude oil and natural gas.
In million of ARS
1,222
1,729
4,443
-2,119
-1,093
-547
-155
-22
Q4 2012 Revenues Production
costs
DD&A Royalties Exploration
expenses
Others Q4 2013
(1)
(1) Includes affiliates.

Crude oil production
(1)
(kbbl/d)
Natural gas production
(1)
(Mm /d)
Q4 2013 Upstream Results –
Production
Total production
(1)
(kboe/d)
+6.3%
+10.2%
+7.5%
Total production grew by 7.5%.
Production in YPF-operated fields increased 8.6% both in crude oil and in natural gas
(2)
.
480.9
517.0
Q4 2012 Q4 2013
225.2
239.3
Q4 2012 Q4 2013
32.2
35.5
Q4 2012 Q4 2013
14
(1) Production includes, as from August 1, 2013, a 27% stake with Ramos Joint Venture for exploration and production of hydrocarbon, currently part of YPF Energía Eléctrica.
In Q4 2013 it includes 0.3 Kbbld of crude oil, 0.5 Kbbld of LNG, 0.6 Mm3d of gas and a total of 4.7 Kboed.
(2)
Production from fields where YPF is the operator and accounting for a 100% stake (Secretaría de Energía criteria)
3

Q4 2013 Upstream Results –
Conventional Production
Positive results from optimizations and implementation of development projects in conventional fields.
+4.6%
+3.7%
(1) YPF net production excluding projects targeting shale and tight gas formations.
Conventional crude oil production (kbbl/d)
(1)
Conventional natural gas production (Mm /d)
(1)
221.6
222.1
222.8
227.2
229.9
31.7
30.7
32.3
34.7
33.2
Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13
3

Q4 2013 Downstream Results
Downstream operating income was positively impacted by higher sales volume and prices.
In million of ARS

(1) Includes a receivable advance payment corresponding to insurance covering the incident at the La Plata refinery , the total amount booked was ARS 1,956 million, approximately ARS
1,406 million for material damage affecting the refinery and ARS 550 million for payment on account of loss of income.

-2.0%
Crude processed (kbbl/d) Domestic sales of refined products (Km
3
)
+1.4%
Q4 2013 Downstream Results -
Sales
+7.1%
-1.3%
Maintained market share with average price increases of 34.7% in gasoline and 30.6% in diesel.

Q4 2013 Capex
(1)
(1) Economic capex figures as expressed in Note 2.g of Q4 2013 YPF financial statements.
+61.9%
Downstream
Upstream
Progress of the new coke unit
at the La Plata refinery and
works at industrial complexes to
improve our logistics, storage
and dispatching facilities
Neuquina basin: Loma La Lata,
Loma Campana, Aguada Toledo,
and Chihuido Sierra Negra
Golfo San Jorge basin:
Manantiales Behr, El Trebol
and Los Perales
In million of ARS

Contents Highlights 2013 Q4 2013 Results Financial Situation Summary 1 2 3 4 19

In million of ARS
Notes Amount Interest Rate Maturity
Series XXIV
(Q4 2013)
USD 150M Libor + 7.5% 58 months
Series XXV
(Q4 2013)
ARS 300M
BADLAR +
3.24%
18 months
Series XXVI
(Q4 2013)
USD 500M 8.875% 60 months
Series XXVII
(Q4 2013)
ARS 150M
19% +
margin
18 months
Series XXVII
(Q4 2014)
ARS 500M
BADLAR +
0%
72 months
Series XXVII
(Q1 2014)
ARS 379M
BADLAR +
3.5%
21 months
FY 2013 Financial Situation
• Issued ARS 7.6 bn and USD 650 million in 2013; increased cash to ARS 10.7 bn
• Average life of debt of 3.5 years; Peso denominated debt at 41% of total; average interest rates of 6.1% in USD and 21.5% in ARS
• Maintained solid capital structure (Net Debt / EBITDA of 0.74x)
(1) Includes effect of changes in exchange rates  / (2) Effective spendings in fixed assets acquisitions net of revenues from asset sales of 5,351 MARS.

Currency Exposure
Revenues:
• 65% peso denominated (fuels sold in the local market)
• 35% dollar denominated (exports, natural gas & others)
Limited long term cash impact from currency fluctuations.
Cash costs:
• 55% peso denominated
30% Upstream operating costs
25% Downstream operating costs
• 45% dollar denominated
20% Purchases (imports and crude oil)
17% Upstream operating costs
8% Royalties

Contents Highlights 2013 Q4 2013 Results Financial Situation Summary 1 2 3 4 22

2013
Delivered in line with aggressive plan
Summary
• Turned around production downward trend, increasing drilling activity
• Increased prices across all products
• Maintained healthy margins, proving the value of
a fully integrated business
• Solid financial situation; regained access to international capital markets
• Executed strategic initiatives to increase production
through partnerships
• Extended concessions
• Continued success in unconventional drilling
• Prepared organization for future further growth

2014
• Profitable growth: production and revenue increase with cost control
• Actively manage macro situation changes
• Aggressive capex plan but maintaining sound capital structure
• Accelerate Vaca Muerta development
• Execute strategic initiatives, including Apache
• Continue strategy to build liquidity; opportunistic approach to new issue
Continue focus on growth and renewed focus on efficiency
Outlook
Crude Oil
+3%
Natural Gas
+6%
Capex
USD 5.5 bn

Full Year 2013 & 4 Quarter 2013 Earnings Webcast th Questions and Answers

Full Year 2013 & 4th Quarter 2013 Earnings Webcast March 10, 2014. Buenos Aires, Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 10, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer

1